March 13, 2019

Eric S. Yuan
President and Chief Executive Officer
Zoom Video Communications, Inc.
55 Almaden Boulevard, 6th Floor
San Jose, California 95113

       Re: Zoom Video Communications, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted March 7, 2019
           CIK No. 0001585521

Dear Mr. Yuan:

       We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to our February 28,
2019 letter.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary, page 3

1. In response to prior comment 1, you state that you include monthly subscriptions in
       MRR due to historically low cancellation rates as reflected in your net dollar expansion rate. Please explain how low cancellation rates are reflected in this measure. In this regard, net dollar based expansion rate is calculated using the same set of customers from one period to the next, which would not appear to contemplate attrition. To help us better understand your basis for including monthly subscription revenue in MRR, please provide us with cancellation/attrition rates or, alternatively, renewal rates for your monthly subscribers for the periods presented.
 Eric S. Yuan
Zoom Video Communications, Inc.
March 13, 2019
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 55

2. You state that you have seen an increase in the proportion of annual and multi-year subscriptions and billings. Please tell us and revise to disclose the portion of revenue generated from monthly vs. annual and multi-year subscriptions for each period presented. To the extent a substantial portion of your revenues are from monthly subscriptions, please tell us what measures are used to monitor your ability to retain and grow your monthly subscriber base. Refer to Item 303(a)(3) of Regulation S-K and
       Section III.B.1 of SEC Release No. 33-8350.
Key Factors Affecting Our Performance, page 57

3. Please revise your discussion of net dollar base expansion rate to explain why you are presenting this measure for only the most recent three quarters as you have indicated in your response to prior comment 4.
Key Business Metrics, page 58

4. Your two key business metrics are presented as a percentage of total annual recurring revenue (ARR), which you define as the annualized revenue run-rate of a contracted customer agreement at a point in time. Please disclose the total ARR for each period presented. Also, tell us the amount and percentage of revenue for each period presented attributable to both Customers with Greater than 10 Employees and Customers with
       Greater than $100,000 of Annual Recurring Revenue. To the extent revenue attributable to these groups differs materially from ARR, please revise to provide a balanced discussion of both revenue and ARR measures for each.
        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202)
551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,

FirstName LastNameEric S. Yuan                               Division of
Corporation Finance
                                                             Office of
Information Technologies
Comapany NameZoom Video Communications, Inc.
                                                             and Services
March 13, 2019 Page 2
cc:       Alex K. Kassai, Esq.
FirstName LastName